LINKBANCORP, INC.
1250 Camp Hill Bypass
Camp Hill, PA 17011

April 30, 2025

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	LINKBANCORP, Inc.
Registration Statement on Form S-3 (Registration No. 333-286701)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

LINKBANCORP, Inc., a Pennsylvania corporation (the “Company”), hereby requests that the Company's above-referenced Registration Statement on Form S-3 be declared effective at 4:00 p.m., Eastern Time, on May 5, 2025, or as soon thereafter as is practicable.

Very truly yours,

/s/ Carl Lundblad
Carl Lundblad
President
(Duly Authorized Representative)